UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BORQS Technologies, Inc

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G1466B103

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1466B103	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS BRRR Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,153,193
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,153,193
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,153,193
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.86%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G1466B103	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Bruce Rodgers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,153,193
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,153,193
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,153,193
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.86%
12.	TYPE OF REPORTING PERSON (see instructions) Individual

CUSIP No. G1466B103	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Richard Russell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,153,193
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,153,193
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,153,193
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.86%
12.	TYPE OF REPORTING PERSON (see instructions) Individual

CUSIP No. G1466B103	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer

Borqs Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices Tower A, Building B23, Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District, Beijing 100015 Peoples Republic of China

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of (i) BRRR Management LLC, a Delaware limited liability company (“BRRR”) and (ii) Richard Russell (“Mr. Russell”), and, (iii) Bruce Rodgers (“Mr. Rodgers”) together with BRRR, the “Reporting Persons”)

Mr. Russell and Mr. Rodgers holds all of the membership interests of BRRR. Voting and dispositive power with respect to the shares held by BRRR is exercised by both Mr. Russell and Mr. Rodgers, the Managing Members of BRRR. Mr. Russell and Mr. Rodgers disclaims beneficial ownership with respect to the shares held by BRRR and therefore BRRR, Mr. Russell, and Mr. Rodgers have shared voting and dispositive power as to the shares held by BRRR.

This form is being filed to reflect the actual number of shares acquired from a convertible note issued May 25, 2022.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of the Principal Office or, if none, residence

1200 W Platt Street, Suite 100 Tampa, FL 33606

(c)	Citizenship

BRRR Management LLC is a limited liability company organized under the laws of the State of Delaware, United States of America. Mr. Rodgers and Mr. Russell are each a citizen of the United States of America

(d)	Title of Class of Securities

Ordinary shares, no par value

(e)	CUSIP Number

G1466B103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b or 240.13d-2(b or (c, check whether the person filing is a:

Not applicable

CUSIP No. G1466B103	13G	Page 6 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,153,193

(b)	Percent of class: 9.86%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote .

(ii)	Shared power to vote or to direct the vote – 4,153,193.

(iii)	Sole power to dispose or to direct the disposition of .

(iv)	Shared power to dispose or to direct the disposition of – 4,153,193.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Persons hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for the Reporting Persons is based on 42,112,814 shares of the Common Stock issued and outstanding as of November 28, 2022.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/06/2022
Date

/s/ Richard Russell
Signature
Richard Russell, Managing Member
Name/Title

CUSIP No. G1466B103	13G	Page 7 of 7 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF

STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of Borqs Technologies, Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: November 28, 2022

BRRR Management LLC

By:	/s/ Richard Russell
Name: Richard Russell
Title: Managing Member

/s/ Bruce Rodgers
Name: Bruce Rodgers

/s/ Richard Russell
Name: Richard Russell